82-1811

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com


SEC MAIL
RECEIVED
PROCESSING
MAY 3 1 2005
WASH. D.C.
SECTION



FOSTER'S
GROUP
Inspiring Global Enjoyment

For your information as released to The Australian Stock Exchange.


05008746

Fosters Brewing

With Compliments

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886



FOSTER'S
GROUP
Inspiring Global Enjoyment

ASX RELEASE


SEC MAIL PROCESSING
RECEIVED
MAY 3 1 2005
WASH, D.C.
209
SECTION

SUPPL

The following release was made to the Australian Stock Exchange Limited today:

"Change of substantial holding for SRP"

Released: 19 May 2005


JUN 0 9 2005

Pages: 9
(including this page)

FILE NO: 082-01711


JUN 0 9 2005

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To: Company Name/Scheme — Southcorp Limited (**Southcorp**)
ACN/ARSN — ABN 80 007 722 643

1. Details of substantial holder (1)

Name — Foster's Group Limited ACN 007 620 886 (**Foster's**), Brewing Holdings Pty Ltd ACN 004 059 394 (**Brewing Holdings**), Brewing Investments Pty Ltd ACN 004 233 005 (**Brewing Investments**), Carlton and United Beverages Limited ACN 004 056 106 (**CUB**), FBG Investments Pty Ltd ACN 004 373 862 (**FBG**), Beringer Blass Wine Estates Limited ACN 004 094 599 (**Beringer**) and Beringer Blass Wines Pty Ltd ACN 105 344 965 (**BBW**) and their related bodies corporate listed in Annexure A (**Foster's Group Companies**).

ACN\ARSN (if applicable)

There was a change in the interests of the substantial holder on — 18 May 2005
The previous notice was given to the company on — 18 May 2005
The previous notice was dated — 18 May 2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	494,921,523	66.5%	507,041,229	68.1%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme, are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
18 May 2005	Foster's, Brewing Holdings, Brewing Investments, CUB, FBG, Beringer, BBW and Foster's Group Companies	Increase in relevant interest as a result of acceptances of the takeover offer contained in the Bidder's Statement dated 2 February 2005 issued by BBW (**Offer**).	$4.26 cash subject to the terms of the Offer.	9,219,527 ordinary shares	9,219,527
18 May 2005	Foster's, Brewing Holdings, Brewing Investments, CUB, FBG, Beringer, BBW and Foster's Group Companies	Increase in relevant interest as a result of on market purchases of Southcorp shares by BBW.	$4.26	2,900,179 ordinary shares	2,900,179

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
BBW	BBW or, in the case of acceptances processed on any of the three business days prior to the date of this notice, the accepting Southcorp shareholder.	BBW	Relevant interest under section 608(1) of the Corporations Act pursuant to acceptance of the Offer.	474,209,636 ordinary shares	474,209,636
Foster's, Brewing Holdings, Brewing Investments, CUB, FBG and Beringer	BBW or, in the case of acceptances processed on any of the three business days prior to the date of this notice, the accepting Southcorp shareholder.	BBW	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest in Southcorp shares in respect of which acceptances of the Offer have been received by reason of holding, either directly or indirectly, a controlling interest in BBW.	474,209,636 ordinary shares	474,209,636
Foster's Group Companies	BBW or, in the case of acceptances processed on any of the three business days prior to the date of this notice, the accepting Southcorp shareholder.	BBW	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest in Southcorp shares in respect of which acceptances of the Offer have been received by reason of having voting power (through the relevant interests of their associate, Foster's) above 20% in BBW.	474,209,636 ordinary shares	474,209,636
BBW	BBW or, in the case of shares purchased on market on any of the three business days prior to the date of this notice, the selling Southcorp shareholder.	BBW	Relevant interest under section 608(1) of the Corporations Act pursuant to Southcorp shares purchased on market by BBW.	32,831,593 ordinary shares	32,831,593
Foster's, Brewing Holdings, Brewing Investments, CUB, FBG and Beringer	BBW or, in the case of shares purchased on market on any of the three business days prior to the date of this notice, the selling Southcorp shareholder.	BBW	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest in Southcorp shares purchased on market by BBW by reason of holding, either directly or indirectly, a controlling interest in BBW.	32,831,593 ordinary shares	32,831,593

Foster's Group Companies	BBW or, in the case of shares purchased on market on any of the three business days prior to the date of this notice, the selling Southcorp shareholder.	BBW	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest in Southcorp shares purchased on market by BBW by reason of having voting power (through the relevant interests of their associate, Foster's) above 20% in BBW.	32,831,593 ordinary shares	32,831,593

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	Not applicable

6. Addresses

The addresses of the persons named in this form are as follows:

Name	Address
Foster's, Brewing Holdings, Brewing Investments, CUB, FBG, Beringer, BBW and Foster's Group Companies	77 Southbank Boulevard, Southbank, Victoria, 3006

Signature

print name Robert Keith Dudfield capacity : Assistant Company Secretary

sign here R.K. Dudfield date 19 / 5 / 2005

Directions

(1) If there are a number of substantial holders with similar or related relevant interests (eg, a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure A – Related Bodies Corporate

This is Annexure A of 4 pages (including this page) referred to in Form 604, Notice of change of interests of substantial holder

R.K. Dudfield
....

Robert Keith Dudfield
Foster's Group Limited ACN 007 620 886

Date: 19 / 5 / 2005

Accenta Paul GmbH Beratung Fur Werbung Und Direktvertries
A.C.N. 006 327 028 Pty. Ltd.
A.C.N. 008 008 526 Pty. Ltd.
A.C.N. 070 379 869 Pty. Ltd.
Aldershot Nominees Pty. Ltd.
Amayana Pty. Ltd.
Amberton Wines Pty. Ltd.
AML&F Holdings Pty. Ltd.
Amwex Inc.
Anglemaster Limited
Archana Pty. Ltd.
Ashwick (NT) No. 7 Pty. Ltd.
Ashwick (Qld.) No. 15 Pty. Ltd.
Ashwick (Qld.) No. 96 Pty. Ltd.
Ashwick (Qld.) No. 127 Pty. Ltd.
Ashwick (Qld.) No. 167 Pty. Ltd.
Ashwick (Vic.) No. 27 Pty. Ltd.
Austotel (Victoria Holdings) Pty. Ltd.
Australian Estates Pty. Ltd.
Australian, Mercantile, Land and Finance Company Pty. Ltd.
Australian, Mercantile, London Limited
Bacchus Gate Corp.
Balfours Imports Inc.
Beringer Blass Distribution SRL
Beringer Blass Italia S.R.L.
Beringer Blass Wine Estates Chile Limitada
Beringer Blass Wine Estates Company
Beringer Blass Wine Estates Holdings, Inc.
Beringer Blass Wine Estates Limited (Europe)
Beringer Blass Wine Estates Limited (NZ)
Beringer Blass Wine Estates Limited
Beringer Blass Wines Pty Ltd
Beringer Blass Wine Estates Sales Company
Beringer Wine Estates Foreign Sales Corporation
Bevcorp Pty. Ltd.
Bilyara Vineyards Pty. Ltd.
Bourse du Vin International B.V.
Bourse du Vin Limited
Brewing Holdings Pty. Ltd.
Brewing Investments Pty. Ltd.
Brewman Group Limited
Brewman TL Limited
Brewtech Pty. Ltd.
Bright Star Investments Pty. Ltd.
Bulmer Australia Limited
Bulmer Harvest Limited
Cape Schanck Wines Pty. Ltd.
Cardmember Wines Limited
Cardmember Wines Pty. Ltd.
Carlton & United Beverages Limited
Carlton & United Breweries Pty Ltd
Carlton & United Breweries (N.S.W.) Pty. Limited
Carlton & United Breweries (Queensland) Pty. Ltd.
Carlton & United Breweries (Stator) Pty. Ltd.
Carlton Brewery Hotels (N.R.) Pty. Limited
Carlton Brewery Hotels Pty. Ltd.
Carter and Associates (2000) Limited
Cascade Brewery Company Pty. Ltd.
Cellar Door Direct GmbH
Dorrien Estate Winery Pty Ltd
Cellarmaster Wines Europe B.V.
Cellarmaster Wines Germany GmbH
Cellarmaster Wines Holdings (U.K.) Limited
Cellarmaster Wines Limited
Cellarmaster Wines SA
Cellarmaster Wines (UK) Limited
Cellarmaster Wines Pty. Limited

Cellarmasters GmbH

Classic Packaging Pty. Limited

CNAB Pty. Ltd.

Craigburn Land Co. Pty. Ltd.

Craigburn Property Pty. Ltd.

CSB Pty. Ltd.

Data Co-ordination Centre Inc. – The Wine Exchange

Demener Pty. Ltd.

Dennys Strachan Mercantile Pty. Ltd.

Derel ESC Pty. Ltd.

Dismin Investments Pty. Ltd.

Dreamgame Limited

EFG Australia Pty Ltd

EFG Finance Leasing Pty Ltd

EFG Holdings (U.S.A.) Inc.

EFG Investments Pty Ltd

EFG Securities Pty Ltd

EFG Treasury Pty. Limited

ELFIC Pty Ltd

Elstone Developments Pty. Ltd.

ESG (Enterprises) N.V.

Etude Wines, Inc.

Ewines Pty. Limited

FBG (U.K.) Limited

FBG Brewery Holdings UK Limited

FBG Canada Limited

FBG India Holdings Limited

FBG International Limited

FBG Investments Pty. Ltd.

FBG Treasury (Aust.) Limited

FBG Treasury (Europe) B.V.

FBG Treasury (N.Z.) Limited

FBG Treasury (U.K.) plc

FBG Treasury (U.S.A.) Inc.

FBG Vietnam Holdings Pty. Ltd.

FGL Employee Share Plan Pty. Ltd.

Filehaze Pty. Ltd.

Foster's Brewing Group (U.S.A.) Limited

Foster's Brewing Group Pty. Ltd.

Foster's (Cambodia) Limited

Foster's China Pty. Ltd.

Foster's Danang Limited

Foster's Finance Corp.

Foster's Group Asia Holdings Pty. Ltd.

Foster's Group Canada Inc.

Foster's Group New Zealand Limited

Foster's International (N.Z.) Pty. Limited

Foster's Sports Foundation

Foster's Tien Giang Limited

Foster's Vietnam Limited

Galemaze Pty. Ltd.

Graf von Rudesheim

Grand Cru Expertise "De Belgische Wijnbeurs" N.V.

Grand Cru Expertise "De Nederlandse Wijnbeurs" B.V.

H. Jones & Co. Pty. Ltd.

H. Maximilian Pallhuber GmbH & Co. KG

H.P. Bulmer (Overseas Holdings) Limited

Herve Lu Puy

Herve Lu Puy

Highlands Craigieburn Pty. Ltd.

Hotel (FP) Pty. Ltd.

I-Nova Consulting Pty. Ltd.

Il Cavelieri Del Castello Di Gabbiano SRL

Kangaroo Ridge Wines Europe Limited

Kawana Beach Pty. Ltd.

Kawana Central Pty. Ltd.

Kawana Industrial Park Pty. Ltd.

Finnews Pty. Ltd.

FBG Finance Limited

FBG Holdings (U.K.) Limited

FBG Incentive Pty. Ltd.

FGL Insurance Company Pte Ltd

FGL Finance (USD) Pty Ltd

FGL Finance (GBP) Pty Ltd

Kawana Island Pty Ltd.
Kawana Lakes Pty. Ltd.
Krondorf Wines Pty. Ltd.
La Fraternelle De Bourgogne
RSG Beachmere Pty. Ltd.
RSG Bellvista Pty. Ltd.
RSG Funds Management Pty Ltd
RSG Land Group Pty Ltd
RSG Highlands Craigieburn Pty. Ltd.
RSG North Lakes Marketing Pty. Ltd.
RSG North Lakes Sales Pty. Ltd
Liana Cottage Pty. Ltd.
Maglieri Wines Pty. Ltd.
Masthead Brewing Company Pty. Ltd.
Matua Finance Limited
MBBC Limited
Mega Management Pty. Ltd.
Melbourne Brewery Company Pty. Ltd.
Mildara Blass Holdings Inc.
Mildara Blass Inc.
Mildara Blass Wines Inc.
Mildara Holdings Pty. Limited
Moorabbin Junction Pty. Ltd.
N.T. Brewery Pty. Ltd.
Navistar Group Limited
Nellie Products Pty. Ltd.
New Crest Investments Pty. Ltd.
Nexday Europe B.V.
The Continental Wines and Spirits Company (N.Z.) Limited
The Foster Brewing Co. Pty. Ltd.
The New Zealand Wine Club Limited
The Rothbury Estate Pty. Ltd.
The Shamrock Brewing Company Proprietary Limited
The Wine Exchange Limited
The Wine Planet International Pty. Limited
Tibsco Limited
Tibsco Pensions Limited
Foster's People Pty Ltd
Tract 4/5 LLC

Nexday Pty. Limited
North Lakes Marketing Consultancy Trust
North Lakes Marketing Pty. Ltd.
North Lakes Sales Agency Trust
North Lakes Sales Pty. Ltd.
North Napa Land Co.
Norwood Beach Pty. Ltd.
Nova Glen Pty. Ltd.
Oakland Glen Pty. Ltd.
Pica Finance Limited
Pica Group Pty Ltd
Pica Nominees Pty. Limited
Pitt, Son & Badgery Pty. Ltd.
Power Brewing Company Pty. Ltd.
Premium Land, Inc.
Primedan Pty. Ltd.
Queensland Breweries Pty. Ltd.
Rimpacific Shipping (U.K.) Ltd.
Robertsons Well Pty. Ltd.
Robertsons Well Unit Trust
Rothbury Sales Pty. Ltd.
Rothbury Wines Pty. Ltd.
Rumar International Pty. Ltd.
Sarl Les Crus Prevendus SADCS
Savirak Pty. Ltd.
Seeton Pty. Ltd.
Shanghai Foster's Brewery Co. Ltd.
Sharden Lodge Pty. Ltd.
Silvester Brothers (AMH) Pty. Limited
Silvester Brothers (AMHUK) Limited
Silvester Brothers Pty. Limited
Societe D Investissement Du Beaujolais
Somar Pty. Ltd.
Stamford Hotel Pty. Ltd.
T'Gallant Winemakers Pty. Ltd.
Telemasters Limited
The Australian Wine Centre Limited
The Australian Wine Club Pty. Ltd.
The Ballarat Brewing Company Pty. Ltd.
'St. Maximilian' Wein-Export Geselschaft m.b.H, Vienna

Trinity Park Inc.

VICD – Produtos Em Cortica, LDA

Victoria Brewery Pty. Ltd.

Vinpac International Pty. Limited

Vinpac SADCS

Vintners Imports Pty. Limited

Volz Pty. Ltd.

Voskane Pty. Ltd.

Werribee Properties (RWDS) Proprietary Limited

Whitecross Investments Pty. Ltd.

Windemere Securities Limited

Wine Planet Holdings Pty. Limited

Wine Planet Technology Pty. Limited

Winemaker's Choice Limited

Wolf Blass Wines Pty. Ltd.

Wood Hall Trust Limited

Wood Hall (Aust.) Pty. Limited

World Wine Gallery GmbH

C.U.B. Pty Ltd

00015868 Limited

02396239 Limited

151435 Canada Ltd.

The Castlemaine Brewery Company Melbourne Pty. Ltd.

The Continental Spirits Company Pty. Ltd.

AP John & Sons Pty. Ltd.

Briar Ridge Manufacturing Pty. Ltd.

Briar Ridge Vineyards Pty. Ltd.

Carlton Brewery (Fiji) Limited

Cellarmaster Wines SA

Foster's India Limited

Graymoor Estate Joint Venture

Graymoor Estate Pty. Ltd.

Graymoor Estate Unit Trust

Greg Norman Estates Joint Venture

Kangaroo Ridge Wine Company Pty. Ltd.

Matua Valley Wines Limited

Samoa Breweries Limited

Shingle Peak Wines Limited

Societe of Bouteillage of Beaujolais, Macon and Bourgogne

South Pacific Distilleries Limited

Waikoukou Vineyards Limited

Wine Buzz KK


SEC MAIL PROCESSING
RECEIVED
MAY 3 1 2005
WASH, D.C. 209 SECTION

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Foster's Group Limited

ABN

49 007 620 886

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	54,246
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Rank Equally
5	Issue price or consideration	$5.21
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of shares under the International Employee Share Grant Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13 May 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	2,001,891,068	Fully paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	998,310 1,490,000	Partly Paid Ordinary Unlisted Options on Ordinary Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Ordinary Dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 19 May 2005
Assistant Company Secretary

Print name: ...Robert Keith Dudfield..

== == == == ==

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


SEC MAIL
PROCESSING
RECEIVED
MAY 3 1 2005
WASH. D.C.
SECTION



FOSTER'S
GROUP
Inspiring Global Enjoyment

19 May 2005

Foster's has relevant interest in more than 70% of Southcorp

Foster's announces that as at 12 noon today, it had a relevant interest in more than 70% of Southcorp shares. Foster's will disclose the details of its relevant interest in the usual change in substantial holding notice to be released by 9.30am tomorrow morning.

Ends

Further information:

Media
Lisa Keenan
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investors
Chris Knorr
Tel: +61 3 9633 2685
Mob: 0417 033 623